UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

(Mark one)

[X]   Form C: Offering Statement
[ ]   Form C-U: Progress Update
[ ]   Form C/A: Amendment to offering Statement
             [ ] Check box if Amendment is material and Investors must reconfirm within 5 business days
[ ]   Form C-AR: Annual Report
[ ]   Form C-AR/A: Amendment to Annual Report
[ ]   Form C-TR: Termination of Reporting

Name of Issuer
Old Glory Studios Inc.

Legal status of Issuer

        Form:
        Corporation

        Jurisdiction of Incorporation/Organization:
        North Carolina

        Date of organization:
        December 8, 2023

Physical address of Issuer:
4111-E Rose Lake Drive, Charlotte, NC 28217

Website of Issuer:
https://oldglorystudios.us/

Name of the Intermediary through which the offering will be conducted:
Folla Capital, LLC ("Folla" or the "Intermediary")

CIK number of Intermediary:
0001786669

SEC file number of Intermediary:
008-70399

CRD number, if applicable, or Intermediary:
30511,000

Amount of compensation to be paid to the Intermediary, whether as a dollar amount or a percentage of the offering amount or a good faith estimate if the exact amount is not available at the time of filing, for conducting the offering, including the amount of referral fees associated with the offering:
The Intermediary will receive monthly advisory service fees and a commission equal to six percent (6%) of the amount raised in the Offering.

Any other direct or indirect interest in the Issuer held by the Intermediary or any other arrangement for the

Intermediary to acquire such an interest:
None

Name of qualified third-party "Escrow Agent" which the offering will utilize:
North Capital Private Securities Corporation

Type of security offered:
SAFE Interests

Minimum number of securities to be offered:
80

Price (or method for determining price):
$500

Minimum Offering Amount:
$40,000

Oversubscriptions accepted:
[X] Yes [ ] No

If yes, disclose how oversubscriptions will be allocated:
[ ] Pro-rata basis [X] First-come, first-served basis [ ] Other:

Maximum Offering Amount (if different from Minimum Offering Amount):
$1,235,000

Deadline to reach the Minimum Offering Amount (Offering Deadline):
February 28, 2025

NOTE: If the sum of the investment commitments does not equal or exceed the Minimum Offering Amount at the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and committed funds will be returned.

Current number of employees:
2

	Most recent fiscal year-end (2023)
Total Assets	$0
Cash & Cash Equivalents	$0
Accounts Receivable	$0
Short-term Debt	$0
Long-term Debt	$0
Net Income	$0
Taxes Paid	$0

The jurisdictions in which the Issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin, Wyoming

OFFERING STATEMENT
Old Glory Studios Inc.
offering of a
Minimum Offering Amount of 80 SAFE Interests ($40,000)
up to a
Maximum Offering Amount of 2,470 SAFE Interests ($1,235,000)

	Offering Price	Commissions	Proceeds to Company
Per SAFE Interest	$500	$30	$470
Minimum Offering Amount	$40,000	$2,400	$37,600
Maximum Offering Amount	$1,235,000	$74,100	$1,160,900

Offering Price

We, Old Glory Studios Inc. ("Old Glory Studios," the "Company," "we," or "our"), are offering future interests in the company via Simple Agreements for Future Equity ("Interests "or "SAFE Interests") at a price of $500 per Interest (the "Offering"). We are offering a minimum of 80 Interests (the "Minimum Offering Amount") and up to a maximum of 2,470 Interests (the "Maximum Offering Amount"). The minimum investment that you may make is $500. Instructions on how to subscribe to this Offering and make payment are on the Funding Portal at www.follacapital.com and below in Section 11.(b).

Commissions

We are offering the Interests to prospective Investors through an Intermediary, Folla Capital, LLC (the "Intermediary"), a Securities and Exchange Commission ("SEC") registered Broker-Dealer and a member of the Financial Industry Regulatory Authority ("FINRA"). The Intermediary will host our Offering on its website, www.follacapital.com, and each subdomain thereof, which we refer to as the Funding Portal. We are required to pay a commission to the Intermediary equal to 6% of gross monies raised in the Offering. In addition to the commission payable to the Intermediary, we will incur Offering costs. The Offering costs are payable to the Intermediary through monthly advisory fees.

Proceeds to Company

No assurance can be given that all or any portion of the securities offered in this Offering will be sold. We will only be entitled to use the funds from the Interests if and when we sell the Minimum Offering Amount and satisfy all the closing conditions. Until then, your funds will be held in an escrow account established by the Intermediary with North Capital Private Securities ("Escrow Account") in compliance with applicable securities laws. This Offering may be closed at any time after reaching the Minimum Offering Amount, in one or more closings, and on or before February 28, 2025. If we do not raise the Minimum Offering Amount by February 28, 2025, we will return all funds received in the escrow account to Investors without interest.

This Offering Statement is furnished solely to prospective Investors through the Intermediary and is available at www.follacapital.com and each subdomain thereof.

The date of this Offering is November 22, 2024.

GENERAL OFFERING INFORMATION

Old Glory Studios Inc. operates in the electronic games industry. We are offering the Interests at a price of $500 per interest. An Investor may invest more than the minimum at increments of $100. We are offering the Interests as a crowdfunding investment in reliance on the exemption from registration requirements of the Securities Act of 1933, as amended ("Securities Act") under Section 4(a)(6) and the regulations promulgated with respect to such section.

A CROWDFUNDING INVESTMENT INVOLVES RISK. YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. THE US SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING DOCUMENT OR LITERATURE.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE US SECURITIES AND EXCHANGE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

AN ISSUER FILING THIS FORM FOR AN OFFERING IN RELIANCE ON SECTION 4(A)(6) OF THE SECURITIES ACT AND PURSUANT TO REGULATION CROWDFUNDING (§227.100 ET SEQ.) MUST DISCLOSE IN THE OFFERING STATEMENT THAT IT WILL FILE A REPORT WITH THE COMMISSION ANNUALLY AND POST THE REPORT ON ITS WEBSITE, NO LATER THAN 120 DAYS AFTER THE END OF EACH FISCAL YEAR COVERED BY THE REPORT. THE ISSUER MUST ALSO DISCLOSE HOW AN ISSUER MAY TERMINATE ITS REPORTING OBLIGATIONS IN THE FUTURE IN ACCORDANCE WITH RULE 202(B) OF REGULATION CROWDFUNDING (§227.202(B)).

The Interests may not be transferred by any Investor during the one-year period beginning when the Interests are issued unless the Interests are transferred: (i) to our Company; (ii) to an "accredited Investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstance. In addition, there is no ready market for the sale of the Interests, and it may be difficult or impossible for an Investor to sell or otherwise dispose of the Interests.

Certain information outlined in this business plan contains "forward-looking information." Except for statements of historical fact, the information contained herein constitutes forward-looking statements. These statements are not guarantees of future performance, and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Although forward-looking statements contained in this plan are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The reader is cautioned not to place undue reliance on forward-looking statements.

TERM SHEET

Company	Old Glory Studios Inc. is a Corporation organized on December 8, 2023, under the laws of North Carolina. It was formed to develop, market, and sell a series of video games.
Use of Proceeds	The Company seeks financing through the sale of SAFE Interests (as described below under Securities Offered) to expand its current operations and scale its operation as detailed in the above-mentioned business plan.
Securities Offered	The Company is offering SAFE Interests for $500 per interest. Additional investment can be made in increments of $100.
Minimum Offering Amount; Oversubscriptions Accepted; Maximum Offering Amount	The Minimum Offering Amount is 80 Interests or $40,000. We will accept over subscriptions in excess of the Minimum Offering Amount on a first-come, first-served basis. The Maximum Offering Amount is 2,470 Interests or $1,235,000.
Minimum Offering Amount;	The initial Investors of our Interests in this Offering risk that we will not raise sufficient funds to reach the Minimum Offering Amount. Our officers and directors may invest in this Offering, and any funds they invest will be counted toward the achievement of the Minimum Offering Amount. Once we raise the Minimum Offering Amount, we intend to accept subscriptions as they are received.
Voting and Control	Holders of SAFE Interests will not have any voting power.
Management	The business and affairs of the Company are managed by Board of Directors. The Directors on the Board of Directors are Lewis Manalo and Matthias Patak.
Shares Being Sold under 4(a)(6) Crowdfunding Exemption	We are offering SAFE Interests in reliance on the exemption from registration requirements of the Securities Act, under Section 4(a)(6) and the regulations promulgated with respect to such section. Where the Investor is not an Accredited Investor (as defined in Rule 501), the aggregate amount of securities sold to such an Investor across all issuers in reliance on Section 4(a)(6) of the Securities Act (15 USC 77d(a)(6)) during the 12-month period preceding the date of such transaction, including the securities sold to such Investor in such transaction, shall not exceed: (i) The greater of $2,500, or 5 percent of the greater of the Investor's annual income or net worth, if either the Investor's annual income or net worth is less than $124,000; or (ii) Ten percent of the greater of the Investor's annual income or net worth, not to exceed an amount sold of $124,000, if both the Investor's annual income and net worth are equal to or more than $124,000 The aggregate amount of securities sold to all Investors during the 12-month period preceding the date of such offer or sale, including the SAFE Interests offered in the Offering, shall not exceed $1,235,000.
Transfer Restrictions	The SAFE Interests will be issued without registration under the Securities Act pursuant to the crowdfunding exemption under Section 4(a)(6) of the Securities Act. The SAFE Interests may not be transferred by any Investor during the one-year period from when the SAFE Interests were first issued unless such SAFE Interests are transferred: (i) to our Company; (ii) to an "Accredited Investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the Investor or the equivalent, to a

	trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstance. We will be under no obligation to register the SAFE Interests under the Securities Act.
High-Risk Investment	An investment in the SAFE Interests involves a high degree of risk and is suitable only for Investors who can afford to lose their entire investment.

The Company

1. Name of Issuer:
   Old Glory Studios Inc.

Eligibility

2. [X] Check this box to certify that all of the following statements are true for the Issuer:

☐   Organized under and subject to the laws of a State or territory of the United States or the District of Columbia.

☐   Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

☐   Not an investment company registered or required to be registered under the Investment Company Act of 191,000.

☐   Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question-and-Answer format).

☐   Has filed with the commission and provided to Investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this Offering Statement (or for such shorter period that the Issuer was required to file such reports).

☐   Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the Issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

[ ] Yes [X] No

If yes, explain:

Directors of The Company

4. Provide the following information about each director (and any person occupying a similar status or performing a similar function) of the Issuer:

The Company has two Directors on the Board of Directors - Lewis Manalo and Matthias Patak

Officers of The Company

5. Provide the following information about each officer (and any person occupying a similar status or performing a similar function) of the Issuer:

The current officers of the Company are Lewis Manalo and Matthias Patak.

Lewis Manalo, President, Secretary, and Treasurer

Dates of Service: December 2023 - Present
Lewis Manalo, Executive Producer, was a documentary film producer before he began writing for video games. Now, he is known for writing for the blockbuster Tom Clancy's Ghost Recon game franchise. Additionally, Lewis is an Army veteran who deployed to Afghanistan with the 82nd Airborne Division.

Lewis Manalo's Business Experience for the Last Three Years

- **Employer**: Princess Revolver Media, LLC
- **Employers Principal Business**: writing services
- **Title**: Owner
- **Dates of Service**: March 2023 - present
- **Responsibilities**: Freelance writing services for video game development studios, such as Techland and Ubisoft Montreal.

- **Employer**: Sharkmob AB
- **Employers Principal Business**:   Video game development
- **Title**: Senior Narrative Lore Master
- **Dates of Service**: May 2021 to March 2023
- **Responsibilities**:   Drove production pipelines and narrative tool development, lore writing, narrative design and implementation, scriptwriting, casting, directing VO, directing MOCAP performance, coordinating with other teams, and mentoring junior team members.

Matthias Patak, Co-Founder
Dates of Service: December 2023 - Present
Matt Patak, Creative Director, is an experienced level designer who has worked on bestselling titles such as Tom Clancy's: The Division 1 and 2. Additionally, Matt is an Army veteran who deployed to Iraq with the 3rd Infantry Division.

Matthias Patak's Business Experience for the Last Three Years

- **Employer**: Certain Affinity
- **Employers Principal Business**: Video Game Development
- **Title**: Senior Advanced Level Design
- **Dates of Service**: 4th April 2022 – Present
- **Responsibilities:** Creating and developing 3D worlds for the game Exodus

- **Employer**: Sharkmob
- **Employers Principal Business**: Video Game Development
- **Title**: Lead Level Designer
- **Dates of Service**: 1st April 2020 – 3rd April 2022
- **Responsibilities:** Lead a development team of 15 people in the creation of the game Exoborne

Principal Security Holders

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to offering
Lewis Manalo	2,600,000 Shares	50%
Matthias Patak	2,600,000 Shares	50%

The above information is provided as of a date that is no more than 120 days prior to the date of filing of this Offering Statement.

Business and Anticipated Business Plan

7. Describe in detail the business of the Issuer and the anticipated business plan of the Issuer.

Executive Summary

Old Glory Studios is committed to transforming the gaming industry by offering original, high-quality video games that balance authenticity with accessibility. Our flagship project, Victory's Grave: Outflank (formerly titled "PROJECT CADIZ"), is designed to fill the gap between arcade-action and hardcore military shooters, appealing to gamers who want an immersive but manageable experience.

Our innovative "Shamrock" business model leverages co-developers and freelancers while keeping our core team lean. We believe that this approach will allow us to create high-quality games at a fraction of the cost of traditional studios. Focusing on North America and Europe, the Middle East and Africa ("EMEA" regions), we aim to build strong partnerships and use creative marketing strategies to establish a lasting presence in the gaming industry.

To secure funding and ensure long-term success, our exit strategy is to position the studio for acquisition by a larger games company within five to seven years.

Business Description

Mission and Vision:

We believe video games are an emotional medium where players care about winning, their teammates, and the fictional worlds they inhabit. At Old Glory Studios, we create games that evoke passion and have the potential to change lives.

Offer and Value Proposition:

Our products are based on our original intellectual property (IP), Victory's Grave. We plan to introduce this IP gradually, beginning with a tabletop role-playing game book to establish a strong fan base. Subsequently we intend to expand into various video game genres that offer an affordable and immersive experience.

Our first video game, Victory's Grave: Outflank (VG:O), is a team-based military shooter that blends authenticity and strategy. Positioned between fast-paced shooters like Counter Strike: Global Offensive and military simulators like Arma 3, VG:O emphasizes its unique construction/destruction mechanics, allowing players to set up defensive structures between rounds. Led by combat veterans with game development experience, VG:O provides a balanced, realistic gaming experience that appeals to players seeking strategic, less time-intensive game-play.

Our second planned release, PROJECT LANDFALL, will be a narrative-driven game led by BAFTA awardwinning writer and creator of the critically acclaimed cult-classic "Life Is Strange", Christian Divine. Pre-production will begin in 2025.

Target Audience and Market Strategy:

Our target audience for VG:O consists of competitive shooter players who want a more strategic and realistic experience but may have less time to dedicate to gaming. Primarily targeting males aged 20 to 25+, VG:O caters to players who, as they age, have more responsibilities and less interest in lengthy competitive sessions. VG:O's shorter, strategy-driven play sessions meet these evolving needs.

We will initially focus on North American and EMEA regions, where shooters and esports are most popular. Having completed our first-playable prototype (FPP), VG:O will be listed as "coming soon" on Steam, allowing players to wish list the game and receive updates. Steam's wish list feature remains crucial for gauging player interest and building anticipation.

We aim to partner with a proven publisher to reach a broad audience and secure financial success. The FPP and strong wish list numbers will help us secure a publisher to assist with funding, marketing, localization, and release. We have already initiated discussions with several publishers.

Revenue Streams and Release Strategy:

We expect our revenue streams to be driven by game sales, a pay-to-play league, and a downloadable content ("DLC") marketplace. VG:O will have a phased release, starting with Early Access on Steam, followed by a full PC release. If successful, we will expand to console platforms.

We intend to sell the base game at a lower price point than traditional high-profile, high-budget titles, similar to Rainbow Six: Siege ($19.99) or Squad ($29.99). We are avoiding a free-to-play model to reduce the risk of hacking and cheating. Instead, banned players must repurchase the game to rejoin.

The pay-to-play league will offer premium memberships, including in-game benefits such as items, skins, and avatars. Teams will compete in organized tournaments with tiered registration fees, which we will rigorously test during early access. Our goal is to build a league that hosts high-profile, in-person tournaments within three to five years.

Advertising and public relations efforts will increase alongside the start of structured tournaments, which will be broadcast on platforms like Twitch. In addition to promoting the game, we believe that tournaments will offer opportunities for additional revenue through sponsorships, ads, and arena sales. We will also showcase player stories through web series and streaming documentaries.

The DLC marketplace will offer vanity items, weapons, skins, and avatars, with each DLC release accompanied by free in-game items. Our second game, PROJECT LANDFALL, slated for release in 2026, will have a more limited DLC plan but will extend its lifespan by releasing on multiple platforms.

Exit Strategy:

Our primary exit strategy is to position Old Glory Studios for acquisition by a larger games company within five to seven years. By developing strong IP, successful games, and cultivating a loyal fan base, we aim to attract interest from major game publishers or media companies seeking to expand their IP catalogs.

To maximize our valuation, we're focusing on consistent revenue growth, demonstrating the success of our unique production methods, and building key partnerships within the gaming industry. We will appeal to potential acquirers looking for new IP and proven development expertise by showcasing our creative strengths and innovative development processes.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the Issuer speculative or risky:

An investment in the Company involves a high degree of risk. You should carefully consider the risks described above and those below before deciding to purchase any securities in this offering. If any of these risks actually occur, our business, financial condition, or results of operations may suffer. As a result, you could lose part or all of your investment.

"Best-Efforts" offering and "Rolling Closings"
The offering of these SAFE Interests is on a "best-efforts" basis. The Company intends to raise a minimum amount of $40,000 and a maximum amount of $1,235,000 by February 28, 2025. If we reach our Minimum Offering Amount before February 28, 2025, we may request that the escrow agent disburse funds to us. At that point, Investors whose Post-Money Valuation Cap Simple Agreement for Future Equity (the "Subscription Agreements") have been accepted will all become Investors in the Company. We will then continue to raise funds until the Maximum Offering Amount has been reached or we decide to close the Offering. We may request the escrow agent to disburse funds at a schedule determined by the Company and the Escrow Agent.

No guarantee of a return
Investors are entitled to receive a return on their investment only through the SAFE Interests. However, the return will depend on whether one of the termination events occurs that leads to equity ownership. There is no guarantee that a termination event will occur. In the event that a termination event does occur and Purchase Amount is converted into equity in the Company, the Company has sole discretion in determining when or if to distribute cash to Investors. There is no guarantee that the Company will ever pay any cash distributions to Investors. There is no guarantee that the value of any Investor's capital account will be preserved, and Investors must be able to bear the risk of the total loss of their investment in the Company. Investments in the Company are not insured by FDIC, SIPC, or any other governmental or private entity. Investors should be prepared to suffer a total loss of their investment in the Company. The return to Investors and the future value of the investment will depend on several factors that cannot be predicted and may be beyond the control of the Company. No assurance can be given as to the ultimate success of the Company. The likelihood of the success of the Company depends on many factors, including general, local, and industry-related economic conditions. If the Company does not generate sufficient revenues, the Investors may not receive any return at all and may lose all of their investment. If the Company ceases operations, liquidates, dissolves, winds up, has its assets assigned to creditors, or otherwise experience an event that causes a change in control ("Change in Control"), Investors may not recoup part or all their investment from the Company.

No market and no liquidity

The SAFE Interests are illiquid. That means there is no ready market for the sale of the SAFE Interests, and it may be difficult or impossible to sell or otherwise dispose of them. Investors should be prepared to hold the SAFE Interests indefinitely.

Investors may not become equity owners of the Company

Investors may not become equity owners, members, officers, directors, or partners of the Company and shall have no voting rights. Investors are not entitled to any of the Company's assets, cash flow, or profits other than specific rights set forth in the Subscription Agreement. Since Investors will have no voting rights, you will have little or no ability to influence the affairs of the Company.

Securities are unsecured obligations

The Company's obligations under the SAFE Interests are unsecured obligations. This means the Purchase Amount is not protected by a guarantor or collateralized by a lien on specific assets of the borrower in the case of a bankruptcy or liquidation or failure to meet the terms for repayment, except as specifically detailed in the Post-Money Valuation Cap Simple Agreement for Future Equity.

Limited operating history

The Company has a limited operating history and faces competition from larger, more established, and better-financed competitors offering similar products and services. Although the Company believes that its product offerings will be a key differentiator and allow it to capture market share, there can be no guarantee that it will succeed.

Customers

The success of the Company's business plan rests on its ability to identify and obtain customers for its products.

Supplier relationships

The Company will rely on various suppliers within its supply chain. If the Company is unable to continue these supplier relationships, or the various third parties fail to perform, it may have a material adverse effect on the Company's operational and financial performance.

A small team of professionals with limited industry experience

The Company depends on its key personnel's ability, skill, and experience. Some key personnel may be unable to perform their duties as anticipated, either through unforeseen health issues or premature death. In that case, the ability to execute the business plan will be negatively affected. The Company does not currently maintain key person life or disability insurance.

Regulatory Risk

The Company must comply with local, state, and federal rules and regulations. If the Company fails to comply with a rule or regulation, it may be subject to fines or other penalties, or its status may be lapsed, revoked, or suspended. The Company may have to stop operating, and you could lose your entire investment.

Effects of Inflation and Rising Interest Rates

Factors entirely outside of our control, such as abrupt changes in interest rates, inflation in the costs of goods and services provided to us, the structure and operation of wholesale funding markets, and public policy directives, for example, might adversely affect the Company's prospects.

The unpredictability of future results

As reflected in the Financial Projections, the projected results of the Company's financial position and business operations are based upon certain assumptions and estimates by Company's management. Actual future financial performance and operating results of the Company may be subject to fluctuations resulting from several factors, many of which are outside the control of the Company. Under no circumstances should such information be construed to represent or predict that the Company will achieve any particular results. We may be unable to generate sufficient cash flow from operations to make scheduled principal and interest payments on the security. The default provisions are detailed in the Subscription Agreement.

Management's discretion as to the use of proceeds
Our success will depend upon the discretion and judgment of our management team concerning the application and use of the proceeds of the Offering. While the use of the proceeds as detailed in the Offering Materials is management's intent, management will have the discretion to adjust the use of proceeds as it deems appropriate and in the Company's best interest.

Additional capital may be required
Although the Company believes that the proceeds of this Offering will provide adequate funding to develop and successfully support its business plan, the Company offers no such assurances. If the Company's cash requirements exceed current expectations, the Company may need to raise additional capital. Additional capital could include conducting another crowdfunding raise or a private placement of securities to accredited Investors. There is no guarantee that securing additional capital on acceptable terms will be available when needed. The inability to obtain capital when needed could have a material adverse effect on the Company, including requiring the Company to experience a change in control or terminate its operations. In either of these scenarios, Investors could lose all, or a significant portion of, their investment. If we incur additional debt, your security may be subordinate to the payment of principal or interest on such future debt, and our ability to pay our obligation to the security may be adversely affected.

Right to extend the Offering Deadline
The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Offering Amount even after the Offering Deadline is reached. You have the right to cancel your investment up to 48 hours before an Offering Deadline; however, if you choose not to cancel your investment, your investment will not be accruing interest during this time and will be held until the new offering deadline is reached. If the Company has not reached the Minimum Offering Amount at that time, your investment will be returned to you without interest or deduction, or if the Company receives the Minimum Offering Amount, your investment will be released to the Company. Upon or shortly after releasing such funds to the Company, the Subscription Agreement will be executed and distributed to you. If the Company reaches the Minimum Offering Amount prior to the Offering Deadline, the Company may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the Investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). After that, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its Minimum Offering Amount after 21 calendar days but before the Offering Deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner may prevent you from being able to participate.

Business Interruptions
Our product offerings, operations, and business location are vulnerable to damage or interruptions from earthquakes, fires, floods, hurricanes, tornadoes, power losses, telecommunication failures, terrorist attacks, acts of war, human errors, break-ins, pandemics, and similar events. A significant natural disaster could have a material adverse impact on our business, financial condition, and results of operations, and our insurance coverage may be insufficient to compensate the Company for losses that may occur.

Uncertainty in global economic conditions
Our operations and performance depend on economic conditions. The current economic environment continues to be uncertain. We may experience decreased revenues and increased costs, which may negatively affect our projections. We cannot predict the timing, strength, or duration of our industry's economic slowdown or subsequent recovery. These and other economic factors could have a material effect on our financial condition and operating results.

Tax Considerations

The information contained in the Offering Materials is general and based on authorities and is subject to change. The Company guarantees neither the accuracy nor completeness of the preceding information that describes taxes and is not responsible for any errors, omissions, or results obtained by others because of their reliance upon such information. The Company assumes no obligation to inform prospective Investors or Investors of any changes in tax laws or other factors that could affect their investment in this security. The Offering Materials do not, and are not intended to, provide legal, tax, or accounting advice. Prospective Investors and Investors should consult their tax advisors concerning applying tax laws to their particular situations.

Unforeseen risks

In addition to the risks listed above, businesses are often subject to unforeseen risks. It is not possible to foresee all risks. Investors are encouraged to carefully analyze the risks and merits of an investment in the SAFE Interests before investing.

Officers and/or employees may invest in the Offering

The officers or employees of the Company may invest in the Offering. Such investment could cause the Offering to reach the Minimum Offering Amount without significant investment from outside Investors. Additional investment by officers and employees in the Offering will dilute the Investors' pro rata share of the revenue payments.

Termination of the Offering without Investment

The Subscription Agreement provides the Company the right to cancel the Offering for any reason before the Offering Deadline. Additionally, if the sum of the investment commitments from all Investors does not equal or exceed the Minimum Offering Amount at the time of the Offering Deadline, no SAFE Interests will be sold in the Offering, investment commitments will be canceled, and committed funds will be returned.

The Offering

9. What is the purpose of the offering?

This Offering aims to raise funds that the Company will use as funding to develop, market, and generate revenue from a new series of video games, as detailed in the business plan described above.

10. How does the Issuer intend to use the proceeds of the offering?

Use of Funds		
Description	**Minimum Offering Amount**	**Maximum Offering Amount** [(1)(2)]
Total Proceeds	$40,000	$1,235,000
Less: Offering Expenses	(2,400)	(74,100)
Net Proceeds	$37,600	$1,160,900
Repayment of Notes due to Founders	-0-	$15,000
Administrative	-0-	$15,000
Production	$5,000	$910,900
Advertising and marketing	$30,000	$100,000
Software and services	-0-	$50,000
IP development	-0-	$10,000
Travel for game conferences	-0-	$25,000
Working capital	$2,600	$50,000
Total Use of Funds	$37,600	$1,145,900

(1) We will accept proceeds over the Minimum Offering Amount of $40,000. We will allocate

oversubscriptions on a first-come, first-served basis. As described in the table above, we will use the oversubscribed amount up to $1,235,000.

(2) The above figures represent estimated costs only. This expected use of net proceeds from this Offering represents our intentions based on our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the status of and results from operations. As a result, our management may find it necessary or advisable to use net proceeds from this Offering for other purposes, and we will have broad discretion in applying the net proceeds from this Offering. Furthermore, we anticipate that we will need to secure additional funding to implement our business plan fully. Please see the "Risk Factors" section.

11. (a) Did the Issuer make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the Offering Statement or (ii) under the authorization of Rule 206?

[ ] Yes [X] No

If so, provide copies of the materials used.

11. (b) How will the Issuer complete the transaction and deliver securities to the Investors?

The following describes the process of investing in the Interests, including how the Company will complete an Investor's transaction and deliver SAFE Interests to the Investor.

1. **Eligible Investor Questionnaire** - The Investor must complete and submit an electronic Eligible Investor Questionnaire as part of the process of establishing an account on the Intermediary's Funding Portal.
2. **Subscription Agreement** - The Investor will also execute a Subscription agreement with the Company using its electronic signature and submit it to the Company.
3. **Acceptance of the Investment** – If the Company accepts the investment, the Company will counter-sign the Subscription Agreement. The executed Subscription Agreement will then be delivered to the Investor via email.
4. **Investor Transfer of Funds** - Upon receiving confirmation that the Subscription Agreement has been accepted, the Investor will be responsible for transferring funds from an acceptable source to the Escrow Agent into an Escrow Account held by the Escrow Agent in accordance with the instructions provided by the Intermediary.

The Company has the right to refuse any subscription in its sole discretion for any reason, including the Company's belief that an Investor does not meet the applicable suitability requirements. The Company may make or cause to be made a further inquiry and obtain additional information as it deems appropriate regarding the suitability of Investors. The Company reserves the right to modify the suitability standards for prospective Investors to comply with any applicable state or local laws, rules, or regulations.

If the subscription is accepted, the Investors shall direct all payments to the Escrow Facilitator (the "Escrow Facilitator") to be deposited into the Escrow Account (the "Escrow Account"). The Subscription Agreement details all terms of the Escrow Account and process. Should any information in this document differ from the information contained in the Subscription Agreement, the Subscription Agreement will govern. All funds received from Investors will be held in an Escrow Account established by the Escrow Facilitator until the Minimum Offering Amount has been reached.

If the sum of the investment commitments from all Investors does not equal or exceed the Minimum Offering Amount at the Offering Deadline, no SAFE Interests will be sold, investment commitments will be canceled, and committed funds will be returned.

If the Minimum Offering Amount is reached, and funds have been received by the Escrow Facilitator and deposited into the Escrow Account according to the terms of the Escrow Agreement and provided that there have been no material changes that would require an extension of the Offering and re-commitment of the investment, then, and only then, can the Escrow Facilitator begin an Initial Closing consisting of a transfer of Investor funds (net of the escrow fee to be paid to the Escrow Agent), from the Escrow Account to a deposit account maintained by the Company.

The Escrow Facilitator shall release Offering proceeds, less Escrow Facilitator's fee, to the Company only if:

- the aggregate funds deposited into the Escrow Account from all Investors is equal to or greater than the Minimum Offering Amount;
- the Minimum Offering Amount has been deposited into the Escrow Account by the Offering Deadline;
- this Form C and the information of this Offering have been posted and publicly available on the Funding Portal for at least 21 days;
- the Company chooses to close the Offering earlier than the Offering Deadline to reach the Minimum Offering Amount; and,
- the Company has notified the Investor of the new deadline for the Offering at least 5 business days prior to the new deadline, and Investor does not cancel his or her investment commitment at least 48 hours before the new deadline (as described in Question 12 below.)

The Escrow Facilitator shall return Investor's funds to the Investor if:

- the Minimum Offering Amount has not been reached by the Offering Deadline;
- before the Minimum Offering Amount is reached, Investor gives notice to the Company that it is canceling its commitment to invest in the Offering and is requesting a return of its funds; or,
- the Company terminates the Offering for any reason before the Minimum Offering Amount is reached by the Offering Deadline.

If there is a material change to the terms of the Offering or the information provided to the Investor about the Offering or the Company, the Investor will be provided notice of the change and must reconfirm the investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, the Investor will receive notifications disclosing that the commitment was canceled, the reason for the cancellation, and the refund amount the Investor must receive. If a material change occurs within five business days of the Offering Deadline, the Offering will be extended to allow for a period of five business days for the Investor to reconfirm.

12. How can an issuer cancel an investment commitment?

Investors may cancel an investment commitment until 48 hours before the deadline identified in these Offering Materials.

The Intermediary will notify Investors when the Minimum Offering Amount has been met.

If the Company reaches the Minimum Offering Amount before the Offering Deadline, the Company may close the Offering early if it provides notice about the new offering deadline at least five business days before such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment).

If there is a material change to the terms of the Offering or to the information provided by the Company in connection with the Offering, the Intermediary will send a notice to each Investor of such material change and inform the Investor that the investment commitment will be canceled unless the Investor reconfirms their investment commitment within five business days. If any Investor fails to reconfirm their investment commitment within the reconfirmation period, the investment commitment will be canceled automatically, and the Intermediary will send to each Investor, within five business days after the initial notice of the material change, a notification that the investment commitment was canceled and direct the refund of the investment.

If the Company fails to reach the Minimum Offering Amount by the Offering Deadline, each Investor's investment commitment will be canceled automatically, and the Intermediary will direct a refund of each canceled investment commitment to the Investor within five business days.

If an Investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the Offering, and the Investor will receive SAFE Interests in exchange for his or her investment.

Ownership and Capital Structure

The Offering

13. Describe the terms of the securities being offered.

The Offering is being made through Folla Capital, LLC, the Intermediary.

The Company is seeking to raise a Minimum Offering Amount of $40,000 and a Maximum Offering Amount of $1,235,000 from potential Investors through the offer and sale of the securities. The securities being offered are SAFE Interests, as defined in the Subscription Agreement. The SAFE Interests will be issued in $100 increments with a minimum investment amount of $500. The Company is offering a Valuation Cap of $10,000,000. The Subscription Agreement details all terms of the Offering, and should any information in this document be different from the information contained in the Subscription Agreement, the Subscription Agreement will govern. Subscription Agreements are not binding on the Company until it accepts them. The Company reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription.

The price of the SAFE Interests was determined arbitrarily. Here is a table showing the potential returns on an example $1,000 purchase amount investment using a SAFE with a $10 million cap across various future funding post-money valuations ($5 million, $10 million, $20 million, and $40 million).

Future Company Valuation	Ownership % (at $10M Cap)	Value of Shares*	Potential ROI (Return on Investment)
$5 million	0.01%	$1,000	1x
$10 million	0.01%	$1,000	1x
$20 million	0.01%	$2,000	2x
$40 million	0.01%	$4,000	4x

*Liquidation rights for SAFE holders entitle investors to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of Shares equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount").

The Company shall retain the Purchase Amount until this SAFE is terminated. This SAFE will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this SAFE) immediately following the earliest to occur of the issuance of Shares to the Investor pursuant to the automatic conversion of this SAFE under Section 3(a) or the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 3(b) or Section 3(c).

a. **Equity Financing**. If there is an Equity Financing, as the term is defined in the SAFE, before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the greater of:

   i. the number of Shares equal to the Purchase Amount divided by the lowest price per share of the Shares sold in the Equity Financing; or
   ii. the number of Shares equal to the Purchase Amount divided by the SAFE Price.

   In connection with the automatic conversion of this SAFE into Shares, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing with customary representations and warranties and transfer restrictions, and having the same terms as those agreements entered into by the investors purchasing Shares in the Equity Financing.

   Investor understands that the terms of the Equity Financing have yet to be determined and will not be negotiable.

b. **Liquidity Event**. If there is a Liquidity Event, as the term is defined in the SAFE, before the termination of this SAFE, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 3(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of Shares equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's security holders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's security holders, or under any applicable laws.

   Notwithstanding the foregoing, in connection with a Change of Control, as the term is defined in the SAFE, intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its members/Manager in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro-rata basis to all members who have equal priority to the Investor under Section 3(d).

c. **Dissolution Event**. If there is a Dissolution Event, as the term is defined in the SAFE, before the termination of this SAFE, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 3(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

d. **Liquidation Priority**. In a Liquidity Event or Dissolution Event, as the terms are defined in the SAFE, this SAFE is intended to operate like Investor already owns the Shares. The Investor's right to receive its Cash-Out Amount is:

   i. Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Shares); and
   ii. On par with payments for other SAFEs and/or Shares, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Shares, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Shares in proportion to the full payments that would otherwise be due.

The Company is also offering the following perks associated with its product offering:

Investment levels	Perks
All levels	Founder's edition of the Project Cadiz video game. (This will be a code the investor can gift to someone else).
$500	In-game Investor/Founder badge for player profile.
$1,000	Everything above, plus 1st four league seasons (1-year premium subscription), is free.
$5,000	Everything above, plus unique items for the in-game Virtual HQ.
$10,000	Everything above, plus every DLC/League season. Forever.
$20,000	Everything above, claim your unique team name and colors and get a customized team logo.
$50,000	Everything above, plus one unique 3D asset for your team. (Item TBD).

14. Do the securities offered have voting rights? [ ] Yes [X] No

15. Are there any limitations on any voting or other rights identified above? [ ] Yes [X] No

If yes, explain:

16. How may the terms of the securities offered be modified?

The terms of the SAFE Interests offered may not be modified, altered, or amended.

Restrictions on Transfer of the SAFE Interests Being Offered

Securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 USC 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 USC 77d-1) and this part may not be transferred by any Investor of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 USC 77d(a)(6)) unless such securities are transferred:

(1) to or Company;
(2) to an "Accredited Investor";
(3) as part of an offering registered with the SEC; or
(4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstance.

*NOTE: The term "Accredited Investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D or who the seller reasonably believes comes within any of such categories at the time of the sale of the securities to that person. The term "member of the family of the Investor or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the Investor, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the Issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the Issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Preferred Stock (list each class in order of preference):				
None			[ ] Yes [X] No	[ ] Yes [X] No Specify:
Common Stock:				
None	10,000,000 Shares	5,200,000 Shares	[X] Yes [ ] No	[ ] Yes [X] No Specify:
Debt Securities:				
None			[ ] Yes [X] No	[ ] Yes [X] No Specify:
Other:				
			[ ] Yes [X] No	[] Yes [X] No Specify: Any rights as described in the By-Laws

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	None
Options:	None
Other Rights:	None

18. How may the rights of the securities being offered be materially limited, diluted, or qualified by the rights of any other class of security identified above?

Please take note of the following text:

The holders of a majority-in-interest of voting rights in the Company could significantly restrict the Investors' rights. For instance, these interest holders could vote to modify the terms of the agreements governing the Company's operations or prompt the Company to undertake additional offerings, including possibly a public offering. These changes could lead to further limitations on the voting rights the Investor will have as an equity owner in the Company. This could be done by diluting those rights or restricting them to certain types of events or consents.

If applicable, when the rights of holders of convertible debt, SAFEs, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the proportional portion of the Company represented by the Investor's security will decrease, potentially diminishing the Investor's voting and/or economic rights. Additionally, if a majority-in-interest of holders of securities with voting rights causes the Company to issue additional equity, an Investor's interest will typically also be diluted.

The risk that an Investor's rights could be limited, diluted, or otherwise qualified means that the Investor could lose all or part of his or her investment in the SAFE Interests in this offering and may never see positive returns.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the Issuer? [ ] Yes [X] No

If yes, explain:

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the Investors of the securities being offered?

As majority holders of voting rights in the Company, the shareholders may make decisions that the Investor disagrees with or that negatively impact the value of the Investor's SAFE Interests, and the Investor will have no means to change these decisions. The Investor's interests may differ from those of other Investors, and there is no assurance that the Company will develop in a way that benefits the Investor.

For example, shareholders may amend the Company's By-Laws, modify the terms of issued securities, change the Company's management, or even force out minority security holders. They might also change the Company's tax structure that favors them but disadvantages the Investor. Additionally, they may vote to engage in new offerings or register securities in a way that devalues the Investor's holdings. Other security holders may also have access to more information than the Investor, putting the Investor at a disadvantage in making decisions about their securities.

If rights tied to convertible debt, SAFEs, or other options or warrants are exercised, or if new equity compensation awards are granted, the Investor's stake in the Company may be diluted. This would reduce the Investor's proportional ownership in the Company, potentially diminishing their voting and economic rights. Furthermore, if the majority of voting rights holders approve the issuance of additional shares, the Investor's stake will typically be diluted as well.

21. How are the securities being valued? Include examples of methods for how such securities may be valued by the Issuer in the future, including during subsequent corporate actions.

The offering price for the SAFE Interests in this Form C has been set arbitrarily by the Company and does not necessarily reflect the Company's book value, assets, earnings, or other commonly accepted valuation criteria. The Company did not employ investment banking firms or outside organizations to conduct an independent appraisal or evaluation to determine this price. Therefore, the offering price should not be taken as an indication of the actual value of the SAFE Interests.

The initial investment in a SAFE is determined by the Investor, and there is no guarantee that the SAFE will convert into a specific number of shares. As described in question 13, if the Company later conducts an equity securities offering, the number of shares an Investor receives will either be calculated by dividing the total investment by the price per share issued to new Investors or if the Company's valuation exceeds the valuation cap, by dividing the investment by the quotient of the valuation cap and the total capitalization of the Company at that time.

Because there is likely to be no public market for our SAFE Interests before an initial public offering (IPO) or similar liquidity event, our management will determine the price of the shares that Investors will receive and the total valuation of the Company. Factors that may be considered when determining the share price include prevailing market conditions, our financial information, market valuations of comparable companies, estimates of our business potential, the current state of our development, and other relevant factors.

In the future, we will conduct valuations of our shares, taking into account, as appropriate, factors such as third-party appraisals, the price of other securities we sell (considering their rights, preferences, and privileges), our operating results, financial condition, business projections, and marketability of the securities. Other factors may include the hiring of key personnel, management's experience, new product introductions, risks associated with product development and expansion, and the likelihood of a liquidity event, such as an IPO or sale of the Company, given current market conditions.

We will analyze these factors using a combination of financial and market-based methodologies to determine the Company's enterprise value. For example, we may apply methodologies that assume businesses in the same industry share similar characteristics and that our value will align with those characteristics or that compare previous transactions involving similar securities issued by us.

22. What are the risks to purchasers of the securities relating to minority ownership in the Issuer?

An Investor in the Company will likely hold a minority position, limiting their ability to control or influence the Company's governance and operations. The marketability and value of the Investor's interest will depend on many factors beyond the Investor's control. The Company will be managed by its officers and governed according to the strategic decisions of its management, with the Investor having no right to independently appoint or remove officers or members of the management team after making their investment.

The Company may also sell interests to additional Investors, which would dilute the Investor's percentage ownership in the Company. While the Investor may be able to increase their investment in such transactions, this opportunity is not guaranteed. The Company's need for additional financing, if any, will depend on its growth and objectives. If the Investor declines or cannot participate in follow-on investments, or if no such opportunity arises, their ownership stake in the Company may be significantly diluted.

23. What are the risks to purchasers associated with corporate actions, including:
- additional issuances of securities,
- issuer repurchase of securities,
- a sale of the Issuer or of the Issuer's assets or transactions with related parties?

Additional Issuances of Securities: Following the Investor's investment, the Company may sell interests to additional Investors, which will dilute the Investor's percentage ownership in the Company. While the Investor may have the opportunity to increase their investment during such transactions, this opportunity is not guaranteed. The Company's need for additional financing, if any, will depend on its maturity and strategic objectives. If the Investor declines, is unable to participate, or lacks the opportunity to make a follow-on investment, this could result in significant dilution of their ownership interest.

Issuer Repurchases of Securities: The Company may have the authority to repurchase its SAFE Interests from shareholders. Such repurchases could reduce liquidity in the market for those SAFE Interests, lower the percentage interest held by other Investors, and create pressure on the Investor to sell their SAFE Interests to the Company at the same time.

Sale of the Issuer or its Assets: As a minority shareholder, the Investor will have limited or no ability to influence decisions regarding a potential sale of the Company or a significant portion of its assets. Therefore, the Investor will rely on the Company's executive management to manage the business in a way that maximizes shareholder value. The success of the Investor's investment will largely depend on the skill and expertise of the management team. If management authorizes the sale of all or part of the Company or disposes of substantial assets, there is no guarantee that the value received by the Investor, together with the remaining fair market value of the Company, will equal or exceed their initial investment.

Transactions with Related Parties: Investors should be aware that the Company may encounter potential conflicts of interest in its operations. On issues involving such conflicts, the executive management will act in good faith and in the best interests of the Company. The Company may engage in transactions with affiliates, subsidiaries, or other related parties, which may not be conducted at arm's length but will be consistent with management's duties to shareholders. By acquiring an interest in the Company, the Investor acknowledges the possibility of these conflicts and waives any claims of liability arising from them.

24. Describe the material terms of any indebtedness of the Issuer.

Creditor	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Lewis Manalo	$10,000	0%	None	Once $50,000 is raised, the outstanding amount may be paid.
Matt Patak	$5,000	0%	None	Once $50,000 is raised, the outstanding amount may be paid.

25. What other exempt offerings have the Issuer conducted within the past three years?

Date of offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
None				

26. Was or is the Issuer or any entities controlled by or under common control with the Issuer a party to any transaction since the beginning of the Issuer's last fiscal year or any currently proposed transaction where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the Issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

    (1) any director or officer of the Issuer;
    (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;
    (3) if the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or
    (4) any immediate family member of any of the foregoing persons.

[ ] Yes [X] No

If yes, for each transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
None			

Financial Condition of the Issuer

27. Does the Issuer have an operating history? [] Yes [X] No

28. Describe the financial condition of the Issuer, including to the extent material, liquidity, capital resources, and historical results of operations.

Old Glory Studios Inc. is a corporation that was organized on December 8, 2023, under the laws of North Carolina. It was formed to establish a new series of video games. The Company's ability to continue as a going concern in the next twelve months depends on its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenue and raise capital to satisfy its capital needs.

Financial Information

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Aggregate offering Amount (defined below):	Financial Information Required	Financial Statement Requirements:
(a) $124,000 or less	[ ] The following information or their equivalent line items as reported on the federal income tax return filed by the Issuer for the most recently completed year (if any): ☐ Total income ☐ Taxable income; and ☐ Total tax; certified by the principal executive officer of the Issuer to reflect accurately the information reported on the Issuer's federal income tax returns; and ☐Financial statements of the Issuer and its predecessors, if any	Financial statements must be certified by the principal executive officer of the Issuer as set forth below. If financial statements are available that have either been reviewed or audited by a public accountant that is independent of the Issuer, the Issuer must provide those financial statements instead along with a signed audit or review report and need not include the information reported on the federal income tax returns or the certification of the principal officer.
(b) More than $124,000, but not more than $618,000	[ ]Financial statements of the Issuer and its predecessors, if any	Financial statements must be reviewed by a public accountant that is independent of the Issuer and must include a signed review report. If financial statements of the Issuer are available that have been audited by a public accountant that is independent of the Issuer, the Issuer must provide those financial statements instead along with a signed audit or review and need not include the reviewed financial statements.
(c) More than $618,000	[X]Financial statements of the Issuer and its predecessors, if any	If the Issuer has previously sold securities in reliance on Regulation Crowdfunding: ☐ Financial statements must be audited by a public accountant that is independent of the Issuer and must include a signed audit report. If the Issuer has not previously sold securities in reliance on Regulation Crowdfunding and its offering is more than $618,000 but not more than $1,235,000: ☐ Financial statements must be reviewed by a public accountant

| | | that is independent of the Issuer and must include a signed review report.

If financial statements of the Issuer are available that have been audited by a public accountant that is independent of the Issuer, the Issuer must provide those financial statements instead along with a signed audit report and need not include the reviewed financial statements. |
| --- | --- | --- |

*Financial information can be found in the exhibits to this Form C.

30. With respect to the Issuer, any predecessor of the Issuer, any affiliated issuer, any director, officer, general partner or managing member of the Issuer, any beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the Issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of Investors in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within ten years (or five years, in the case of issuers, their predecessors, and affiliated issuers) before the filing of this Offering Statement, of any felony or misdemeanor:
    (i)   in connection with the purchase or sale of any security? [ ] Yes [X] No
    (ii) involving the making of any false filing with the commission? [ ] Yes [X] No
    (iii) arising out of the conduct of business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal, or paid solicitor of purchasers of securities? [ ] Yes [X] No

If Yes to any of the above, explain:

(2) Is any such person subject to any order, judgment, or decree of any court of competent jurisdiction entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, at the time of filing of this Offering Statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
    (i)   In connection with the purchase or sale of any security? [ ] Yes [X] No
    (ii) Involving the making of any false filing with the commission? [ ] Yes [X] No
    (iii) arising out of the conduct of business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal, or paid solicitor of purchasers of securities? [ ] Yes [X] No

If Yes to any of the above, explain:

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations, or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U. S. Commodity Futures Trading Commission; or the National Credit Union Association that:
    (i)   At the time of filing of this Offering Statement, bars the person from:
          (A) association with an entity regulated by such commission, authority, agency, or officer? [ ] Yes [X] No
          (B) engaging in the business of securities, insurance, or banking? [ ] Yes [X] No
          (C) engaging in savings association or credit union activities? [ ] Yes [X] No
    (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent,

manipulative, or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this Offering Statement? [ ] Yes [X] No

If Yes to any of the above, explain:

(4) Is any such person subject to an order of the commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 191,000 that, at the time of the filing of this Offering Statement, which:
  (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment advisor, or funding portal? [ ] Yes [X] No
  (ii) places limitations on the activities, functions, or operations of such person? [ ] Yes [X] No
  (iii) bars such persons from being associated with any entity or from participating in the offering of any penny stock? [ ] Yes [X] No

If Yes to any of the above, please explain:

(5) Is any such person subject to any order of the commission entered within five years before the filing of this Offering Statement that, at the time of this Offering Statement, orders the person to cease and desist from committing or causing a violation or future violation of:
  (i) A scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act, and Section 206(1) of the Investment Advisers Act of 191,000 or any other rule or regulation thereunder? [ ] Yes [X] No
  (ii) Section 5 of the Securities Act? [ ] Yes [X] No

If Yes to any of the above, explain:

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member, a registered national securities exchange, or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? [ ] Yes [X] No

If Yes to any of the above, explain:

(7) Has any person filed (as a registrant or Issuer), or was any such person or was any such person named as an underwriter in any registration statement or Regulation A Offering Statement filed with commission that, within five years before the filing of this Offering Statement, was the subject of a refusal order, stop order, or order suspending the regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? [ ] Yes [X] No

If Yes to any of the above, explain:

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of this Offering Statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? [ ] Yes [X] No

If Yes to any of the above, explain:

*If you answered "Yes" to any of these questions and the conviction, order, judgment, decree, suspension, expulsion, or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include:
    (1) any other material information presented to Investors; and
    (2) such further material information, if any, as may be necessary to make the required statements in light of the circumstances under which they are made, not misleading.

*All information presented to Investors can be found at https://www.follacapital.com

Communications and Ongoing Reporting

Electronic Format

The Company shall provide the Offering Materials, notices, and all other information to a prospective Investor or Investors in electronic format. All information or communication affecting a prospective Investor's or Investor's rights, except a rescission offer, shall be provided in electronic format. Prospective Investors or Investors may opt out of electronic notices by contacting the Company and requesting a paper format. All additional communications or inquiries relating to the Offering Materials or to a possible investment in the Company that cannot be made via the means described above should be made through the Company at its principal office address.

Offering Discussion

The Company will provide a communication channel that facilitates the public sharing of information related to the terms of the offering through a communication channel that leverages the "wisdom of the crowd." The Company will be available to answer questions that a prospective Investor or Investors may have and furnish additional information by posting questions and answers on the Intermediary's Funding Portal. The communication channel will be located on the Funding Portal. The Company will make copies of any material agreements and other documents relating to the Company available to all prospective Investors or Investors upon request. Prospective Investors and Investors will have the opportunity to ask questions and receive answers from the Company concerning its business and financial condition. The Company or its Funding Portal shall establish guidelines for communication using the communications channel and has the right to remove abusive or potentially fraudulent communications. The Company shall identify itself in all communications, including its name, title, and affiliation with the Company. The Company will also provide prospective Investors and Investors an opportunity to meet with representatives of the Company to obtain other additional information.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than 120 days after each fiscal year covered by the report. Once posted, the annual report may be found on the Company's website.

An issuer filing this Form for an annual report, as required by Regulation Crowdfunding (§ 227.100 et seq.) must file the Form no later than 120 days after the Company's fiscal year-end covered by the report and include the information required by Rule 201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y) of Regulation Crowdfunding (§§ 227.201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y)). For purposes of paragraph (t), the Company shall provide financial statements certified by the principal executive officer of the Company to be true and complete in all material respects. If, however, the Company has available financial statements prepared in accordance with U.S. generally accepted accounting principles (US GAAP) that have been reviewed or audited by an independent certified public accountant, those financial statements must be provided, and the principal executive officer certification will not be required.

An issuer must include in the XML-based portion of this form: the information required by paragraphs (a), and (e) of Rule 201 of Regulation Crowdfunding (§ 227.201(a) and (e)); and selected financial data for the prior two fiscal years (including total assets, cash, and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income).

The Company must continue to comply with the ongoing reporting requirements until:
(1) The Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) The Company has filed, since its most recent sale of securities according to this part, at least one annual report according to this section and has fewer than 300 holders of record;
(3) The Company has filed, since its most recent sale of securities according to this part, the annual reports required according to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
(4) The Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) The Company liquidates or dissolves its business under state law.

Additional Disclosures

Investor Requirements

Before selling a security to an Investor, the Company shall require the Investor to provide the Company with a signed, dated Subscription Agreement, which shall identify the Investor and contain the following certifications:

- "By checking this box, I, the Investor, acknowledge that I have reviewed the Company's Form C and Offering Materials, as well as the educational materials provided on the Funding Portal, understood the risks that come with investing in issuing companies on the Funding Portal, and acknowledge that my entire investment may be lost, and I will be financially and psychologically fine if it is. I understand that the decision whether to consult a professional advisor regarding my investment is my decision and that the Funding Portal does not offer any investment advice or suggestions."
- "By checking this box, I, the Investor, acknowledge that I understand I can cancel my investment commitment up to 48 hours before the Offering Deadline. If I have made a commitment within this 48-hour window, I cannot cancel my investment."
- "By checking this box, I, the Investor, acknowledge that the securities are subject to transfer restrictions and that I have reviewed and understood these transfer restrictions as provided in the Funding Portal's educational materials."
- "By checking this box, I, the Investor, acknowledge that I have provided truthful and accurate representations of the documents and information requested by the Funding Portal."

Offering Materials not All-Inclusive: The Offering Materials have been prepared to attempt to provide all prospective Investors with all material information needed for prospective Investors to make an informed decision on whether they choose to make an investment in the Company; however, the Offering Materials do not purport to contain all information that a prospective Investor may desire when conducting its own due diligence. Prospective Investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved in making an investment in the security. Before making an investment decision, you should consult your own counsel, accountants, and other advisers and carefully review and consider all the Offering Materials provided and the other information that you acquire. No information or any statements made in the Offering Materials is intended or should be construed as investment, tax, or legal advice.

Forward-Looking Statements: Prospective Investors should read the discussion and analysis of the Company's financial condition and results of operations together with the financial statements, related notes, and other financial information included elsewhere in this Offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. Prospective Investors should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the discussion and analysis.

Subscription Agreement Fully Sets Forth all Terms, Conditions, and Restrictions: All terms, conditions, and restrictions of the securities offered are fully set forth in the Subscription Agreement. Prospective Investors should not invest unless they have completely and thoroughly reviewed the provisions of the Subscription Agreement. If any of the terms, conditions, or other provisions of the Subscription Agreement, either written or oral, are inconsistent with or contrary to the information provided in the Offering Materials, then the Subscription Agreement will control.

Signatures

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq,), the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Lewis Manalo
(Signature)
Lewis Manalo
(Name)
Co-Founder
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq,), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Matthais Patak
(Signature)
Matthais Patak
(Name)
Co-Founder
(Title)

I, Lewis Manalo, certify that:

(1) the financial statements of Old Glory Studios Inc. included in this Form C are accurate and complete in all material respects; and

(2) the tax return information of Old Glory Studios Inc. included in the Form accurately reflects the information reported on the tax return for Old Glory Studios Inc. filed for the prior year.

/s/Lewis Manalo
Signature]

Co-Founder
[Title]

Exhibit 1 Financial Statements

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Exhibit 2 Subscription Agreement

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